 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Fifth Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

REGO PAYMENT ARCHITECTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

759141 104
(CUSIP Number)

Peter S. Pelullo
2501 S. Wharton St
Building J Philadelphia, PA 19146
(610) 825-8805

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2021
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 759141 104

1.	NAMES OF REPORTING PERSONS Peter S. Pelullo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,953,983
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,953,983
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,953,983
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.66%
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY  NOTE

The purpose of this Amended Schedule 13D filing is to disclose revised ownership of REGO Payment Architectures, Inc. (the “Company”) Common Stock par value $0.0001 (the “Stock”). On or about May 7, 2021, the Reporting Person was granted 600,000 shares of Common Stock for services provided to the Company. On or about March 18, 2021, the Reporting Person was granted 500,000 shares of Common Stock for services provided to the Company. On or about February 8, 2021, the Reporting Person was granted 500,000 shares of Common Stock for services provided to the Company.

This Schedule 13D is being filed by the Reporting Person to disclose its ownership of approximately 13.66% of the Company’s outstanding Stock.

Item 1. Security and Issuer.

The name of the issuer is REGO Payment Architectures, Inc., a Delaware corporation which has its principal offices at 265 Sunrise Blvd., Palm Beach, FL 33480. This statement relates to the Company’s Common Stock par value $0.0001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Peter S. Pelullo, who has his principal address at 2501 S. Wharton St Building J, Philadelphia, PA 19146 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person was granted the common stock detailed in Item 1 by the Company.

Item 4. Purpose of Transaction.

As a part of his compensation as an officer and director of the Company, on or about May 7, 2021, the Reporting Person was granted 600,000 shares of Common Stock for services provided to the Company. On or about March 18, 2021, the Reporting Person was granted an additional 500,000 shares of Common Stock for services provided to the Company. On or about February 8, 2021, the Reporting Person was granted an additional 500,000 shares of Common Stock for services provided to the Company.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 16,203,983 shares of Company Stock together with options to purchase 750,000 shares, representing 13.66% of the outstanding shares of the Company’s Stock (based on the number of outstanding shares on November 15, 2021). 6,392,858 of the shares are owned directly by Peter S. Pelullo and 9,811,125 of the shares and options to purchase 750,000 shares are held by International Corporate Management, Inc. (an entity of which the Reporting Person is a beneficial owner).

Said amount includes all shares issuable to the Reporting Person on account of Warrants held by the Reporting Person exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 16,953,983 shares of Company Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022

By:	/s/ Peter S. Pelullo

Name: Peter S. Pelullo